NEWS RELEASE

Alderon Appoints Former BHP Billiton Iron Ore President, and
Former President & CEO of Shell Canada to the Board of Directors and
Announces AGM Date of July 29, 2014

May 29, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that it has appointed Mr. Ian R. Ashby, former President, Iron Ore of BHP Billiton Limited (“BHP Billiton”) and Mr. W. Adrian Loader, former President and CEO of Shell Canada to the Board of Directors effective immediately.

“We are thrilled to be adding the expertise of both Ian and Adrian to our board at such a crucial time in the Company’s development,” says Mark Morabito, Executive Chairman of Alderon.  “As we continue to gear up to commence construction later this year, the experience of both these new board members will be invaluable.”

Mr. Ashby worked 25 years for BHP Billiton, the world’s largest diversified resource company.  During his time with BHP Billiton, Mr. Ashby held many senior roles including Chief Operating Officer, Base Metals, Chief Operating Officer, Western Australia Iron Ore and lastly President, Iron Ore from 2006 to 2012.  As President, Iron Ore, Mr. Ashby was responsible for global strategy development and execution, and operations and project development for the Iron Ore business.  He was accountable for the largest and most profitable business within BHP Billiton and was instrumental in expanding the business to almost twice its capacity during his tenure.  Mr. Ashby holds a Bachelor of Engineering in Mining from the University of Melbourne, Australia.

Mr. Loader spent 20 years working for Shell, including most recently as President and CEO of Shell Canada.  Prior to this role, he was Director of Strategy and Business Development and Director of Strategic Planning, External Affairs, HSE and Sustainable Development for the Royal Dutch Shell Group (“Shell”).  During his time with Shell, Mr. Loader led the merger and acquisition activity and was responsible for strategic direction, scenarios, competitive intelligence and planning.  Mr. Loader graduated from the University of Cambridge with a MA and sits on the board of several other resource companies.

Stepping aside from the Board at this time will be Mr. Matt Simpson.  Mr. Simpson has been involved with Alderon for almost 4 years and has made many valuable contributions to Alderon’s development.  The Board would like to acknowledge and thank Mr. Simpson for his exemplary service.

Alderon AGM

Alderon is also pleased to announce that it has received Toronto Stock Exchange ("TSX") approval to hold its annual general meeting (“AGM”) on July 29, 2014, outside of the TSX requirement that a company hold an AGM within six months of its year end. Alderon is evaluating several transactions that may require shareholder approval and chose to delay the holding of its AGM rather than holding multiple shareholder meetings in short succession.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines. Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman
Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the commencement of construction at the Kami Project; and (iii) potential transactions that Alderon is evaluating that may require shareholder approval.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Project, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.